FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached filing made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange, in relation to its Unaudited Financial Statements for the full year ended 31st December, 2007.

Dated this 3rd March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David Tang*, *KBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

3/13

Full Year * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	29-Feb-2008 20:20:56
Announcement No.	00347

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-12-2007

Attachments:

IndoAgriFY2007Ann.pdf

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IndoAgri

UNAUDITED FINANCIAL STATEMENTS FOR THE FULL YEAR ENDED 31 DECEMBER 2007

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group - Full Year		
	Actual	Proforma	
	31/12/2007	31/12/2006	Change
	Rp ' million	Rp ' million	%
Revenue	6,505,642	4,088,900	59.1%
Cost of sales	(4,541,422)	(3,079,745)	47.5%
Gross Profit	**1,964,220**	**1,009,155**	94.6%
Gain arising from changes in fair values of biological assets	201,675	488,135	-58.7%
Other operating income	65,139	41,971	55.2%
Selling and distribution costs	(203,755)	(151,972)	34.1%
General and administrative expenses	(249,802)	(196,916)	26.9%
Other operating expenses	(175,433)	(12,636)	n/m
Profit from operations	**1,602,044**	**1,177,737**	**36.0%**
Impairment of goodwill *	(76,337)	(2,182)	n/m
Financial income	75,500	11,511	555.9%
Financial expenses	(111,986)	(95,931)	16.7%
Profit before taxation	1,489,221	1,091,135	36.5%
Tax expense	(495,204)	(351,634)	40.8%
Profit for the year	**994,017**	**739,501**	**34.4%**
Attributable to:-			
-Equity holders of the Company	889,094	646,506	37.5%
-Minority interests	104,923	92,995	12.8%
	994,017	**739,501**	34.4%

n.m. denotes "Not Meaningful"

** Goodwill in 2007 arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

1(a)(ii). Profit before taxation is arrived at after charging/(crediting) the following significant items.

	Group - Full Year		
	Actual	Proforma	
Other information:-	31/12/2007	31/12/2006	Change
	Rp ' million	Rp ' million	%
Depreciation of property, plant and equipment	133,638	100,013	33.6%
Amortisation of prepaid land premium and others	17,933	11,314	58.5%
Write-back of allowance for doubtful debts	-	(9,500)	-
Foreign exchange loss/(gain)	71,490	(13,175)	n/m
Interest on borrowings	88,477	95,287	(7.1%)
Plant and equipment written off	11,159	64	n/m
Adjustment of tax relating to group restructuring	-	26,433	-
Adjustment of tax relating to prior year	-	(4,614)	-
Gain on disposal of property, plant and equipment, and prepaid land premium	(4,118)	(6,146)	(33%)
Impairment of goodwill	76,337	2,182	n/m
Gain on sale of short term investment	(39,316)	-	-

n.m. denotes "Not Meaningful"

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	Actual 31/12/2007	Proforma 31/12/2006	Actual 31/12/2007	Actual 31/12/2006
	Rp 'million	Rp 'million	Rp 'million	Rp 'million
Non-current assets				
Biological assets	8,302,496	2,480,752	-	-
Property, plant and equipment	1,945,838	830,613	306	-
Prepaid land premiums and deferred land rights acquisition cost	1,205,771	182,406	-	-
Goodwill	2,957,293	36,852	-	-
Claims from income tax refund	47,018	97,733	-	-
Deferred tax assets	126,539	78,086	-	-
Other non-current assets	346,565	101,908	8,488,313	-
Total non-current assets	**14,931,520**	**3,808,350**	**8,488,619**	-
Current assets				
Inventories	1,175,645	602,814	-	-
Trade and other receivables	737,073	361,376	2,341,349	5,398
Prepaid taxes	151,763	147,160	-	-
Advance to suppliers	114,107	100,631	-	-
Available-for-sale investments	-	243,607	-	-
Cash and cash equivalents	1,701,512	322,337	91,688	68,608
Total current assets	3,880,100	1,777,925	2,433,037	74,006
Total assets	**18,811,620**	**5,586,275**	**10,921,656**	**74,006**
Current liabilities				
Trade payables and accruals	800,844	223,829	29,753	5,463
Advance from customers	106,821	8,056	-	-
Interest-bearing loans and borrowings	4,611,525	759,900	-	-
Income tax payable	352,285	31,209	130	-
Total current liabilities	5,871,475	1,022,994	29,883	5,463
Non-current liabilities				
Interest-bearing loans and borrowings	731,246	332,662	-	-
Due to related parties	54,390	-	-	-
Other payables	15,784	17,505	-	-
Estimated liabilities for employee benefits	292,453	85,460	-	-
Deferred tax liabilities	2,025,173	666,367	-	86
Total non-current liabilities	3,119,046	1,101,994	-	86
Total liabilities	**8,990,521**	**2,124,988**	**29,883**	**5,549**
Net assets	**9,821,099**	**3,461,287**	**10,891,773**	**68,457**
Attributable to equity holders				
Share capital	3,584,279	26,285	10,912,411	90,153
Reserves	3,571,405	2,768,135	(20,638)	(21,696)
	7,155,684	**2,794,420**	**10,891,773**	**68,457**
Minority interests	2,665,415	666,867	-	-
Total equity	**9,821,099**	**3,461,287**	**10,891,773**	**68,457**

* 31 Dec 2006 financial statements of the Company was presented in Singapore dollar and converted to Rupiah using the closing exchange rate as of 31 December 2006

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

	Group	
	Actual 31/12/2007	Proforma 31/12/2006
	Rp ' million	Rp ' million
Amount payable in one year or less, or on demand		
Secured	4,083,268	259,900
Unsecured	528,257	500,000
Sub-total	**4,611,525**	**759,900**
Amount repayable after one year		
Secured	731,246	332,662
Unsecured	-	-
Sub-total	**731,246**	**332,662**
TOTAL	**5,342,771**	**1,092,562**

Details of the collaterals

The above bank term loans and investment loans are secured by:
(a) corporate guarantee from a parent company and a subsidiary
(b) charge over the plantation assets of the respective subsidiaries

1(c). A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group – Full Year	
	Actual 31/12/2007	Proforma 31/12/2006
	Rp ' million	Rp ' million
Cash flows from operating activities		
Profit before taxation	1,489,221	1,091,135
Depreciation and amortization	151,571	111,327
Unrealised foreign exchange losses/(gain) arising from financing transactions and foreign currency translation movement	80,912	(24,880)
Changes in fair value of long-term receivables	(946)	(532)
Loss on write-off of property, plant and equipment	11,159	64
Changes in fair value of biological assets	(201,675)	(488,135)
Gain on disposal of property, plant and equipment, and prepaid land premium	(4,118)	(6,146)
Gain on sales of short term investment	(39,316)	-
Changes in provision for dismantling cost	(1,646)	2,029
Changes in estimated liability for employee benefits	26,669	24,278
Impairment of goodwill	76,337	2,182
Interest income	(75,500)	(11,511)
Interest expense	111,986	95,931
Operating profit before changes in working capital	**1,624,654**	**795,742**
Changes in working capital		
Other non-current assets	8,424	(11,985)
Inventories	(390,353)	(65,135)
Receivables	(225,558)	(37,473)
Prepaid taxes	19,412	(101,735)
Payables	206,091	(108,850)
Cash flow generated from operations	**1,242,670**	**470,564**
Interest received	75,500	11,511
Interest paid	(90,773)	(95,931)
Income tax paid	(316,421)	(174,173)
Net cash flow from operating activities	**910,976**	**211,971**
Cash flows from investing activities		
Acquisitions of property, plant and equipment	(270,886)	(166,776)
Acquisitions of subsidiaries, net of cash acquired (1)	(4,788,677)	(9,926)
Proceeds from sale of short term investments	190,669	-
Acquisitions of biological assets	(334,891)	(68,422)
Advances for purchases of factory equipment, net	(261)	2,134
Advances to plasma plantation projects	(63,877)	(56,147)
Proceeds from disposal of property, plant and equipment and prepaid land premium	6,833	8,882
Proceeds from disposal of assets not used in operations	-	145,003
Proceeds from investment in convertible bond	-	50,300
Net cash used in investing activities	**(5,261,090)**	**(94,952)**

	Group – Full Year	
	Actual	Proforma
	31/12/2007	31/12/2006
	Rp ' million	Rp ' million
Cash flows from financing activities		
Proceeds of interest-bearing loans and borrowings	4,718,777	2,341,582
Repayment of interest-bearing loans and borrowings	(1,377,715)	(1,485,144)
Net payment of amount due to related parties	(3,410)	(537,664)
Payments arising from share capital reductions	-	(388,200)
Proceeds arising from increase in share capital	2,391,637	-
Net cash generated from/(used in) financing activities	**5,729,289**	**(69,426)**
Net increase in cash and cash equivalents	1,379,175	47,593
Cash and cash equivalents at the beginning of the year	322,337	274,744
Cash and cash equivalents at the end of the year	**1,701,512**	**322,337**

Acquisitions of subsidiaries [1]

The Group acquired the following subsidiaries during the year.

- PT Swadaya Bhakti Negaramas ("SBN"), PT Mentari Subur Abadi and subsidiary ("MSA"), and PT Mega Citra Perdana and subsidiaries ("MCP") acquired from Rascal Holding Limited ("Rascal") in Q1 2007;
- PT Mitra Inti Sejati Plantation ("MISP") in Q4 2007; and
- PT PP London Sumatra Indonesia Tbk ("Lonsum") in Q4 2007.

The fair value of the identifiable assets and liabilities of the subsidiaries at the date of acquisition were:

	Acquisitions in Year 2007		Acquisition in Year 2006	
	SBN, MSA, MCP, MISP & Lonsum		SAIN	
	Carrying value	Fair Value	Carrying Value	Fair Value
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Property, plant and equipment	730,857	994,932	7,261	14,074
Biological assets	5,180,682	5,282,764	42,765	262,672
Deferred tax assets	1,616	1,616	9,475	9,475
Prepaid land premium and deferred charges landright acquisition costs	452,129	1,033,045	12,418	31,940
Inventories	182,478	182,478	2,583	2,583
Trade and other receivables	245,160	245,160	2,516	2,516
Cash and cash equivalents	482,892	482,892	5,378	5,378
Other assets	131,234	131,234	35,849	35,849
Total identifiable assets	**7,407,048**	**8,354,121**	**118,245**	**364,487**
Interest-bearing loans and borrowings	828,183	828,183	38,419	38,419
Deferred tax liabilities	1,032,753	1,316,874	56	73,927
Other liabilities	79,408	79,408	20,315	20,315
Trade and other payables	608,077	608,077	4,853	4,853
Employees benefits liability	180,325	180,325	-	-
Total identifiable liabilities	**2,728,746**	**3,012,867**	**63,643**	**137,514**
Minority interests	1,667,877	1,903,745	16,372	68,048
Net assets	**3,010,425**	**3,437,509**	**38,230**	**158,925**
Goodwill arising from acquisition		**2,920,441**		**2,171**
Total cost of business combination		**6,357,950**		**161,096**

Cash outflows on acquisition of subsidiaries are as follows:

	SBN, MSA, MCP, MISP & Lonsum	SAIN
	Rp' million	Rp' million
Cost of business combination	6,357,950	161,096
Less: Shares issue pursuant to Lonsum acquisition	(1,092,280)	-
Cash paid for the acquisition of subsidiaries	5,265,670	161,096
Advances for convertible bonds paid	-	(145,792)
Less: Net cash of the acquired subsidiaries	(482,892)	(5,378)
Less: Incidental acquisition expenses	5,899	-
Total cash outflow	**4,788,677**	**9,926**

1(d). ***A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.***

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	Actual 31/12/2007	Proforma 31/12/2006	Actual 31/12/2007	Actual 31/12/2006
	Rp 'million	Rp 'million	Rp 'million	Rp 'million
Issued Capital				
Balance as at 1 January	**26,285**	**26,285**	**90,153**	**90,153**
Effect of changes in functional currency	-	-	519	-
Issue of share pursuant to the reverse acquisition (notes 1&2)	74,077	-	7,377,734	-
Issue of share pursuant to share placement (note 3)	2,487,055	-	2,487,055	-
Issue of share pursuant to Lonsum acquisition (note 4)	1,092,280		1,092,280	
Reverse takeover expenses	(95,418)	-	(95,418)	-
Capital reduction	-	-	(39,912)	-
Balance as at 31 December (note 5)	**3,584,279**	**26,285**	**10,912,411**	**90,153**
Reserves*				
Balance as at 1 January	**2,768,135**	**2,094,548**	**(21,696)**	**1,545**
Effect of changes in functional currency	-	-	(125)	-
Unrealised gain on changes in fair value of available-for-sale investments	-	27,233	-	-
Realised gain on changes in fair value of available for sale investment	(82,132)	-	-	-
Foreign currency translation movement	(3,692)	(152)	-	(375)
Net profit (loss) for the year	889,094	646,506	1,183	(22,866)
Balance as at 31 December	**3,571,405**	**2,768,135**	**(20,638)**	**(21,696)**
Minority Interest				
Balance as at 1 January	**666,867**	**502,404**	-	-
Unrealised gain on changes in fair value of available for sale investments	-	3,419	-	-
Realised gain on changes in fair value of available for sale investments	(10,120)	-	-	-
Minority interest of acquired subsidiaries	1,903,745	68,049	-	-
Net profit for the year	104,923	92,995	-	-
Balance as at 31 December	**2,665,415**	**666,867**	-	-
Total Equity	**9,821,099**	**3,461,287**	**10,891,773**	**68,457**

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofoods Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.

2) In January 2007, the Company issued 998,200,000 consolidated shares in respect of the acquisition of the entire share capital of IOFPL for a consideration of approximately S$392.7 million (the "**Acquisition**").

3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.

4) On 2 November 2007, the Company issued 98,082,830 shares in consideration for the acquisition of 109,521,000 Lonsum shares from Mr Eddy Sariaatmadja ("**ES Acquisition**") at the issue price of S$1.2758 per new share.

5) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and issue/placement of new shares by the Company subsequent to the Acquisition.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertible, as well the number of shares held as treasury shares, if any, against the total of issued shares, excluding treasury shares of the issuer, as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.

The number of shares immediately upon completion of the Acquisition and consolidation of every 10 existing shares into 1 share (as described in the Circular dated 11 December 2006) is 1,011,700,000 consolidated shares.

	No. of ordinary shares issued
	(' 000)
Balance as at 1 Jan 2007	135,000
Issue of Consideration Shares pursuant to the Acquisition	9,982,000
Balance before consolidation	**10,117,000**
Balance after consolidation	**1,011,700**
New shares placement	338,000
New shares issue pursuant to Lonsum acquisition	98,083
Balance as at 31 December 2007 after consolidation and new shares issue	**1,447,783**

(d)(iii). To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	Company	
	Actual 31/12/2007	**Actual 31/12/2006**
	(' 000)	(' 000)
Total number of issued shares excluding treasury shares	1,447,783	135,000

(d)(iv). ***A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.***

Not applicable.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.

This unaudited consolidated financial information has not been audited nor reviewed by the auditor.

3 Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. ***Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.***

The Company became the legal parent company of IOFPL at the reverse acquisition date. The substance of the acquisition was that IOFPL (the "deemed acquirer") acquired the Company (the "deemed acquiree") in a reverse acquisition. As a consequence of applying reverse acquisition accounting, the consolidated financial statement represents a continuation of the financial statements of IOFPL.

The comparative information has been prepared on a proforma basis based on the assumptions stated in the Circular dated 11 December 2006.

The same accounting policies and methods of computation have been applied in these unaudited consolidated financial information for the current financial period as compared to the unaudited proforma consolidated financial information as at 31 December 2006.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share is calculated by dividing earnings for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 31 December 2007.

For the purpose of basic and diluted earnings per share computation, the weighted number of ordinary shares issued as at 31 December 2007 represents:

(a) the number of shares issued by the Company pursuant to the Acquisition; and

(b) the number of shares issued pursuant to the new share placement.

(c) the number of shares issued pursuant to the Lonsum acquisition

The weighted number of ordinary shares outstanding as at 31 December 2006 represents the number of shares issued pursuant to the Acquisition (ie, 998,000,000 shares).

	Group – Full Year		
	Actual 31/12/2007	**Proforma 31/12/2006**	**Change %**
Earnings per share (Rp)			
(a) based on weighted average number of share	671	648	3.5%
(b) based on a fully diluted basis	671	648	3.5%

7 **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

	Group		Company	
	Actual 31/12/2007	**Proforma 31/12/2006**	**Actual 31/12/2007**	**Actual 31/12/2006**
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	4,943	2,762	7,523	507

The net asset value per ordinary share for the Group is calculated using the net assets value attributable to equity holders as at end of each year/period divided by the enlarged share capital:

a) 1,011,700,000 consolidated shares as of 31 December 2006; and
b) 1,447,782,830 consolidated shares as of 31 December 2007.

8 ***A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.***

Review of Group Performance

	Group - Full Year 2007		
	Actual 31/12/2007	**Proforma 31/12/2006**	**Change**
	Rp ' million	**Rp ' million**	**%**
Revenue			
Plantation			
External sales	947,718	414,895	128.4
Inter-segment sales	1,730,138	889,818	94.4
Sub-total	2,677,856	1,304,713	105.2
Cooking Oil			
External sales	4,402,845	2,961,824	48.7
Inter-segment sales	-	11,574	n/m
Sub-total	4,402,845	2,973,398	48.1
Commodity			
External sales	1,155,079	712,181	62.2
Inter-segment sales	20,109	4,721	325.9
Sub-total	1,175,188	716,902	63.9
Elimination	(1,750,247)	(906,113)	93.2
Total revenue	**6,505,642**	**4,088,900**	**59.1**
Gross Profit	**1,964,220**	**1,009,155**	**94.6**
Gross Profit%	30.2%	24.7%	

Revenue and Gross Margin
Year 2007 marked a strong year for the Group, with total revenue grew 59.1% to Rp6.5 trillion over Year 2006 while net profit after tax rose 34.4% to Rp1 trillion. Total revenue in Year 2007 benefited largely from higher Crude Palm Oil ("CPO") and edible oil selling prices. Overall gross profit margin improved from 24.7% in Year 2006 to 30.2% in Year 2007 boosted by increase in selling prices and improved performance in the Commodity division.

Plantation division delivered a sterling performance in Year 2007, total revenue surged by 105.2% to Rp2.7 trillion driven largely by favorable CPO prices and the newly acquired subsidiaries in particularly Lonsum accounted for Rp573 billion being 2 months of revenue. The combined group's CPO volume was 362 thousands metric tons ("MT") this year, CPO volume excluding Lonsum would have been 301 thousands MT compared to 305 thousand MT in Year 2006. The Plantation division remains our strongest contributor to profits, accounting for more than 90% of the Group's operating profit.

Cooking oil and fats division recorded external revenue of Rp4.4 trillion in Year 2007, representing 48.7% increase over Year 2006 boosted by increase in selling prices and higher sales volume of consumer pack cooking oil and margarine to the domestic market. Profit margin for this division maintained close to Year 2006 despite increasing cost pressure.

Commodity division registered an increase in external revenue of 62.2% to Rp1.16 trillion in Year 2007. The revenue growth was largely attributable to the increase in the average selling price of palm oil-based and copra-based products as well as higher export of copra-based products. This division swung from a loss of Rp34 billion a year ago to profit from operations of Rp17 billion in Year 2007 as a result of improving operations.

Gain arising from changes in fair values of biological assets for Year 2007 was approximately Rp202 billion, the gain reflected largely higher CPO prices.

Biological assets comprise oil palm plantations, rubber plantations and other crops. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel oil ("PKO"). The fair values of oil palm plantations as at 31 December 2007 are determined by an independent valuer, PT Asian Appraisal Indonesia, using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations for FY2007 increased by 36.0% or Rp424 billion compared to same period last year. The improvement in profits attributed largely by higher gross profit of Rp955 billion, but offset partly by lower gain arising from changes in fair values of biological assets, higher G&A expenses due to primarily to increase in headcount and wage inflation. Other operating expenses increased significantly largely attributed to foreign currency loss of Rp71 billion arising from the translation of US$ denominated loan, hedging loss of Rp29 billion relating to commodity future contracts and expenses incurred in respect of bank facilities for plasma project of Rp43 billion.

Net Profit After Tax of the Group increased by 34.4% or Rp255 billion to close at Rp1 trillion in FY2007 against same period last year with similar reasons noted as above. Higher interest expenses incurred in Year 2007 were largely related to the borrowings obtained by PT Salim Ivomas Pratama ("PT SIMP") to fund the acquisition of Lonsum.

Review of Financial Position

Biological assets increased primarily due to new acquisitions during the years including the acquisition of plantation companies from Rascal, MISP and Lonsum. Similarly, these acquisitions also contributed largely to the increase in property, plant and equipment, prepaid land premiums and deferred land right costs, as well as goodwill.

Interest bearing loans and borrowings increased significantly largely contributed to the short term bridging loans of Rp4 trillion obtained by PT SIMP to fund the acquisition in Lonsum.

The group's net assets as of 31 December 2007 were Rp9.8 trillion compared to Rp3.5 trillion in Dec 2006, largely contributed by the acquisition of subsidiaries during the year and positive cash flow generated from the operations.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

As announced by the Company on 30 October 2007, PT SIMP had completed the acquisition of 56.4% shareholding interest in Lonsum, accordingly Lonsum became a subsidiary of the Company. The Company acquired a further 8% interest in Lonsum on 2 November 2007 and then an additional 0.01% following the completion of a tender offer by PT SIMP on 17 December 2007, thus increasing the Group's shareholding interest in Lonsum to 64.42%.

For further information on the acquisition, please refer to the Company's circular to shareholders dated 2 October 2007 which is available on www.sgx.com.

Barring unforeseen circumstances, this acquisition in Lonsum is expected to contribute positively to the Group's earnings per share and net tangible asset.

The fundamental for palm oil remains strong primarily by the surge in demand for edible oils from booming economies, population growth and increasing consumption per capita, notably in China and India.

We envisage rising wages, production costs and inflation will be the major cost challenges in Year 2008. However, the strengthening of our integrated business model in 2007 will enable us to position for strong growth.

11. If a decision regarding dividend has been made.

(a) Current Financial Period Reported On
Nil.

(b) Corresponding Period of the Immediately Preceding Financial Year
Nil.

12. If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the Financial Year ended 31 December 2007.

13. ***Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year***

FULL YEAR 2007	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Revenue						
External sales	947,718	4,402,845	1,155,079	-	-	6,505,642
Inter-segments sales	1,730,138	-	20,109	-	(1,750,247)	-
Total Sales	2,677,856	4,402,845	1,175,188	-	(1,750,247)	6,505,642
Results						
Segment profit	1,682,663*	103,334	16,639	(16,710)	(112,392)	1,673,534*
Net foreign exchange loss						(71,490)
Profit from operations						**1,602,044**
Impairment of goodwill						(76,337)
Net finance costs						(36,486)
Profit before taxation						**1,489,221**
Tax expense						(495,204)
Profit for the year						**994,017**

FULL YEAR 2006	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Revenue						
External sales	414,895	2,961,824	712,181	-	-	4,088,900
Inter-segments sales	889,818	11,574	4,721	-	(906,113)	-
Total Sales	1,304,713	2,973,398	716,902	-	(906,113)	4,088,900
Results						
Segment profit	1,131,915*	59,506	(33,717)	(529)	7,387	1,164,562*
Net foreign exchange gain						13,175
Profit from operations						**1,177,737**
Impairment of goodwill						(2,182)
Net finance costs						(84,420)
Profit before taxation						**1,091,135**
Tax expense						(351,634)
Profit for the year						**739,501**

*** Includes the changes in fair values of biological assets.**

Revenue by Geographical Market Note (1)

	Group				
	Actual 31/12/2007		Proforma 31/12/2006		Change
	(Rp' billion)	%	(Rp' billion)	%	%
Indonesia	4,677,196	71.9%	2,784,657	68.1%	68.0%
Asia	701,037	10.8%	612,639	15.0%	14.4%
Europe	751,391	11.5%	450,113	11.0%	66.9%
Africa, Middle East and Oceania	152,781	2.4%	160,393	3.9%	(4.8%)
America	223,237	3.4%	81,098	2.0%	175.2%
Total revenue	**6,505,642**	**100.00%**	**4,088,900**	**100.0%**	**59.1%**

note (1) The breakdown of revenue by geographical segments is based on shipment destination

14 *In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.*

Please refer to Para 8 and 10 above.

15 *A breakdown of sales*

		Group		
		2007	2006	%
		Rp 'million	Rp 'million	Increase / (Decrease)
(a)	Sales reported for the first half year	2,637,875	1,693,214	56%
(b)	Operating profit after tax before deducting minority interests for first half year	389,661	263,360	48%
(c)	Sales reported for second half year	3,867,767	2,395,686	61%
(d)	Operating profit after tax before deducting minority interests reported for second half year	604,356	476,141	27%

16 *A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full as follows:*

Please refer to Para 11 above.

17. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions ("IPT') for the financial year 2007.

Name of Interested Person	Aggregate value of all Interested person transactions (excluding transactions less than S$100,000)	
	Full Year 2007	
	Rp 'billion	USD million
PT ISM Group		
▪ Rental of storage tanks	0.6	-
▪ Sales of cooking oil & margarine	1,856.5	-
▪ Purchase of goods and services	80.0	-
▪ Maximum loan plus interest outstanding due to PT ISM during period	-	5.0
Salim Group		
▪ Sales of CPO	10.4	-
▪ Purchases of services	13.1	-
▪ Non interest bearing loans from Salim Group	54.4	-
▪ Interest bearing loans to subsidiaries, which Salim Group has a 40% shareholding interest		
i) Principal amount outstanding in respect of the interest bearing loans at of 31 Dec 2007	81.6	-
ii) Maximum amount outstanding (inclusive principal and interest) during the period	82.1	-
▪ Corporate guarantee in favour of banks in respect of loan facilities extended to certain subsidiaries, which Salim Group has a 40% shareholding interest		
i) Principal amount outstanding in respect of the bank loan facilities at of 31 Dec 2007	111.3	-
ii) Maximum amount outstanding (inclusive principal and interest) during the period	111.5	
▪ Plantations acquisition	125.0	-
▪ Rental of land	0.5	-

The IPT mandate in the Circular has been approved by Shareholders at the EGM held on 5 January 2007 and is effective upon the completion of the reverse takeover on 23 January 2007.

BY THE ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

29 February 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

END